SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: April 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
                        --------------------------------

               (Exact name of registrant as specified in charter)

                                       N/A
                        --------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                        --------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                  --------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X     Form 40-F
                                       ---             ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes      No X
                                      ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ------------------

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company") dated April 2, 2003 in connection with the Company's preliminary revenue guidance for the first quarter of 2003.

News Release

FOR IMMEDIATE RELEASE


                      WORLD HEART CORPORATION POSTS RECORD
                    QUARTERLY REVENUE IN FIRST QUARTER 2003

OTTAWA - April 2, 2003 - (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) today provided preliminary guidance with respect to first quarter sales of Novacor(R) LVAS (left ventricular assist system). Revenues are estimated to be $3.1 million, an increase of approximately 20% over the same quarter in 2002, and of approximately 64% over the fourth quarter last year.

"The Corporation's business strategy of focusing additional sales and marketing efforts on its Novacor LVAS is clearly evident in first quarter performance, demonstrating the growing clinical acceptance of the new ePTFE conduits coupled with the device's outstanding performance and reliability record, " said Rod Bryden, President and CEO of WorldHeart. "These increasing revenues will contribute additional operating margin for the quarter and move the Corporation's Novacor operations toward cash break even by year-end," Mr. Bryden said.

Final results for the first quarter will be released in early May.

About the Novacor(R)LVAS
WorldHeart's Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. Novacor(R) LVAS is approved in Europe without restrictions for use by heart failure patients; and in the United States and Canada as a bridge to heart transplantation. It is approved for use in Japan by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant.

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in gaining access to required capital, in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.

For more information about WorldHeart, please contact:
Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995
Or (510) 563-4995
communications@worldheart.com

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         World Heart Corporation


Date: April 2, 2003                      By:  /s/  Ian Malone
                                            ------------------------------------
                                            Name:   Ian Malone
                                            Title:  Vice President Finance and
                                                    Chief Financial Officer